CUSIP No. 44176R 10 6

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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

SCHEDULE 13D/A

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE

13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 2)1

              House of Taylor Jewelry, Inc.

(Name of Issuer)

              Common Stock, par value $0.0001

(Title of Class and Securities)

44176R 10 6

(CUSIP Number of Class of Securities)

Jason Winters

Interplanet Productions, Ltd

12400 Wilshire Blvd., Suite 1275

Los Angeles, California 90025

310-820-7600

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications)

                   October 12, 2007

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box:  [ ]

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240 13d-7 for other parties to whom copies are to be sent.
_____________________________________________________________________________

   1The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Interplanet Productions, Ltd. (13-2942114)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [x]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or (2(e) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware Corporation
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER -0-
	8.	SHARED VOTING POWER 16,904,937
	9.	SOLE DISPOSITIVE POWER -0-
	10.	SHARED DISPOSITIVE POWER 16,904,937
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,904,937
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 35.1%
14.	TYPE OF REPORTING PERSON* CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

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1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Elizabeth Taylor
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [x]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or (2(e) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Citizen of United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER -0-
	8.	SHARED VOTING POWER 16,904,937
	9.	SOLE DISPOSITIVE POWER -0-
	10.	SHARED DISPOSITIVE POWER 16,904,937
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,904,937
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 35.1%
14.	TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

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Explanatory Note

Pursuant to Rule 13d-2(a) of the General Rules and Regulations under the Securities  Exchange Act of 1934, as amended (the “Act”), the undersigned hereby amends the following items on Schedule 13D and Amendment No. 1 to the Schedule 13D originally filed by the Reporting Persons on May 31, 2005 and June 9, 2005, respectively, to disclose a material increase in the common stock, $0.0001 par value per share (the “Common Stock”), of House of Taylor Jewelry, Inc., a Nevada corporation (the “Issuer”) as a result of the transaction as detailed in Item 4 below.

Item 1.  Security and Issuer

This statement relates to the Common Stock of the Issuer.  The Issuer’s principal executive office is located at 9200 Sunset Boulevard, Suite 425, West Hollywood, California 90069.

Item 2.  Identity and Background

(b)

The principal business address of Interplanet Productions, Ltd. (“Interplanet”) and Elizabeth Taylor is 12400 Wilshire Boulevard, Suite 1275, Los Angeles California 90025.  All of the shares of Common Stock that are covered by this statement are directly held by Interplanet which is controlled by Elizabeth Taylor.  Interplanet and Elizabeth Taylor are referred to as the “Reporting Persons.”

Item 3.

  Source and Amount of Funds or Other Consideration

As detailed in Item 4 below, on October 12, 2007, Interplanet acquired 1,052,632 shares of Common Stock for $0.95 per share and 1,578,947 warrants, each of which entitles Interplanet to purchase one share of Common Stock for $0.95 per share.  The consideration for the shares of Common Stock and the warrants were from a loan provided by Elizabeth Taylor.

Item 4.

  Purpose of Transaction

On October 12, 2007, Interplanet purchased 1,052,632 shares of Common Stock for $0.95 per share from the Issuer and 1,578,947 warrants, each of which entitles Interplanet to purchase one share of Common Stock for $0.95 per share, exercisable at any time before October 12, 2014.

Concurrently with the purchase of the shares and warrants, the Issuer paid off outstanding senior convertible notes held by Interplanet in an aggregate principal amount of $125,000.  These senior convertible notes were convertible into 31,250 shares.

As of October 12, 2007, the Issuer had a Series A warrant outstanding, which was issued in May 2006, which entitled Interplanet to purchase 23,438 shares of Common Stock for $5.00 per share.  As a result of the sale of the shares and warrants by the Issuer, an anti-dilution provision in the Series A warrant was triggered, and the Series A warrant was adjusted and became exercisable for 123,358 shares of Common Stock at an exercise price of $0.95 per share.

Except as described herein or as would occur upon completion of any of the actions described herein, the Reporting Persons do not as of the date of this statement have any specific plans or

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proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.

  Interest in Securities of the Issuer

(a)

As of the date of this statement, the Reporting Persons beneficially own an aggregate of 16,904,937 shares of Common Stock constituting 35.1% of the Issuer’s outstanding shares of Common Stock (based on 46,458,535 shares of Common Stock outstanding as of October 17 2007 and the Issuer’s obligation to issue an additional 1,702,305 shares of Common Stock pursuant to Warrants held by the Reporting Persons (for a total of 48,160,840 shares of Common Stock), as calculated pursuant to Rule 13d-3d(1)(i) of the Exchange Act.

(b)

All of the shares of Common Stock that are covered by this statement are directly held by Interplanet, which is controlled by Elizabeth Taylor. Consequently, the Reporting Persons have shared voting and dispositive power with respect to all 16,904,937 shares of Common Stock held by Interplanet.

(c)

Except as described above, the Reporting Persons have not engaged in any transactions with respect to the Issuer’s Common Stock in the past 60 days.

(d)

No person other than Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale, of the shares of Common Stock covered by this statement.

(e)

Not applicable.

Item 6.

Contracts, Arrangements, Understandings of Relationships with Respect to Securities of Issuer

None.

Item 7.

  Material to be filed as Exhibits

Exhibit 1.

Joint Filing Agreement (incorporated by reference to Exhibit 1 to the Reporting Persons’ Schedule 13D filed with the Securities and Exchange Commission on May 31, 2005).

Exhibit 2.

Agreement and Plan of Reorganization by and among Nurescell Inc., HOTJ Acquisition Corp., and House of Taylor Jewelry, Inc. dated May 20, 2005 (incorporated by reference to the Issuer’s Form 8-K filed with the  Securities and Exchange Commission on May 26, 2005).

Exhibit 3.

Power of Attorney (incorporated by reference to Exhibit 3 to the Reporting Persons’ Schedule 13D filed with the Securities and Exchange Commission on May 31, 2005).

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Exhibit 4.

Purchase Agreement by and among House of Taylor Jewelry, Inc. and the investors named therein, dated August 17, 2007 (incorporated by reference to Exhibit 10.1 to the Issuer’s Form 8-K filed with the Securities and Exchange Commission on August 20, 2007).

Exhibit 5.

Form of Warrant granted to Interplanet Productions, Ltd. (incorporated by reference to Exhibit 10.3 to the Issuer’s Form 8-K filed with the Securities and Exchange Commission on August 20, 2007).

Exhibit 6.

Form of Exchange and Payoff Agreement by and among House of Taylor Jewelry, Inc. and Interplanet Productions, Ltd. (incorporated by reference to Exhibit 10.5 to the Issuer’s Form 8-K filed with the Securities and Exchange Commission on October 17, 2007).

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SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  October 17, 2007

Interplanet Productions, Ltd.

By:

/s/ Jason Winters

Name: Jason Winters

Title:

President

*

Elizabeth Taylor

*By:  /s/ Thomas Hoberman

       Thomas Hoberman

       Attorney-in-Fact on behalf of Elizabeth Taylor